30 August 2024

RELX PLC

Additional Listing

RELX PLC (the Company) has made an application to the Financial Conduct Authority (FCA) and the London Stock Exchange (LSE) for a block listing of 50,000 Ordinary shares of 14 51/116p each in connection with the RELX Group plc Executive Share Option Scheme 2013. Upon issuance, the shares will trade on the LSE, be admitted to the FCA’s Official List and rank pari passu with the existing issued shares of the Company.

Admission of the shares is expected on 3 September 2024.